July 23, 2020

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	58.com Inc.

Schedule 13E-3

Filed on July 6, 2020 by 58.com Inc. and other parties named therein

File No. 005-87683

Dear Mr. Panos:

On behalf of 58.com Inc. (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 10, 2020 with respect to the Schedule 13E-3, File No. 005-87683 (the “Schedule 13E-3”) filed on July 6, 2020 by the Company and other filing persons named therein (together with the Company, collectively, the “Filing Persons”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Securities and Exchange Commission

July 23, 2020

Please note that all references to page numbers in the responses below are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)(1) to the Schedule 13E-3 filed on July 6, 2020 (the “Preliminary Proxy Statement”) is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment and the Revised Proxy Statement as applicable. To the extent any response or update relates to information concerning any Filing Persons other than the Company, such response is included in this letter, the Amendment and the Revised Proxy Statement based on information provided to us by the responding Filing Persons and their representatives.

Schedule 13E-3

General

1.	The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders. Unless the Schedule 13E-3 will be distributed in addition to the proxy statement filed as Exhibit (a)(1), please revise or otherwise confirm the legend will be appearing on the outside front cover page of a disclosure document actually distributed to unaffiliated security holders. At present, the required legend also appears on page vii of the proxy statement.

In response to the Staff’s comment, the Company has moved the legend required by Rule 13e-3(e)(1)(iii) of the Security Exchange Act of 1934, as amended, from page vii of the Preliminary Proxy Statement to page i of the Revised Proxy Statement.

2.	Please advise us how the disclosure required by paragraph (e) of Rule 13e-3 will be distributed to unaffiliated security holders. See Rule 13e-3(f)(1)(i).

We respectfully advise the Staff that the Company intends to mail copies of the definitive proxy statement, together with all annexes thereto, to each unaffiliated security holder of the Company who is a record holder of the Company’s Class A Share and/or ADSs as of a record date not more than 20 days prior to the date of the mailing of the definitive proxy statement.

Securities and Exchange Commission

July 23, 2020

Item 13. Financial Statements, page 13

3.	Given that financial statements have been incorporated by reference (and not reprinted) in order to fulfill 58.com’s disclosure obligations, a summary of the financial information required by Item 1010(a) must be included pursuant to Instruction 1. Accordingly, the summarized financial information on page 120 should have been prepared in accordance with Item 1010(c) of Regulation M-A. Please revise to disclose all of the information required by Item 1010(c)(1) for all relevant periods specified in Item 1010(a) of Regulation M-A, or advise. For guidance relating to the application of a nearly identical instruction in the context of a tender offer, refer interpretation I.H.7 in our July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations accessible at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

In response to the Staff’s comment, the Schedule 13E-3 and the Preliminary Proxy Statement have been revised. Please refer to page 13 of the Amendment and to page 120 of the Revised Proxy Statement.

4.	Financial information has been incorporated by reference from the Form 20-F. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

In response to the Staff’s comment, the annual report on Form 20-F for the year ended December 31, 2019 of the Company, filed with the Commission on April 29, 2020, has been incorporated as Exhibit (a)(6) to the Amendment, and Amendment No. 1 to the Form 20-F, filed with the Commission on June 29, 2020, has been incorporated as Exhibit (a)(7) to the Amendment.

Securities and Exchange Commission

July 23, 2020

Exhibit (a)-(1) | Preliminary Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 36

5.	We noticed the disclosure on page 41 that indicated the “Special Committee was empowered to exercise the full power and authority of the Board in connection with the Transactions and related process.” Please revise page 44 to state, if true, that the Board and/or Special Committee produced the fairness determination on behalf of 58.com Inc.. Regardless of any delegation of authority to the Special Committee, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 44 of the Revised Proxy Statement.

6.	The discussion of the factors considered in support of the fairness determination allude to a going concern value, but does not appear to quantify an exact value. Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board and/or Special Committee on behalf of 58.com Inc, when the issuer’s required fairness determination was made. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 43 of the Revised Proxy Statement.

7.	Please advise us, with a view toward revised disclosure, how 58.com complied with Item 1014(c)-(e) of Regulation M-A. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 43 of the Revised Proxy Statement.

Primary Benefits and Detriments of the Merger, page 65

8.	Please identify the constituency or constituencies expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on a recurring basis. Refer to Item 7 of Schedule 13E-3, Item 1013 of Regulation M-A and corresponding Instruction 2 to Item 1013.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 66 of the Revised Proxy Statement.

Securities and Exchange Commission

July 23, 2020

Fees and Expenses, page 79

9.	At present, the fee table provided aggregate “accounting, filing fees, printer, proxy solicitation and mailing costs” while also giving no express indication of what constitutes a “Miscellaneous” expense. Please revise to disaggregate the expenses listed and only then provide a description of the types of expenses considered “Miscellaneous,” or advise. Refer to Item 7 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A, which provisions require disclosure of a “reasonably itemized statement of all expenses incurred…” and then separately and explicitly sets forth a list of expense types.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 79 of the Revised Proxy Statement.

Exhibit (c)-(2) and (c)-(3) | Disclaimers by Houlihan Lokey

10.	The fact Houlihan Lokey represented on page 58 of the proxy statement that it had consented to the inclusion of its opinion is not relevant to determining whether an improper exhibit has been included within the above-captioned exhibits. The introductory legend in both exhibits explains that written consent is needed as a prerequisite to the inclusion of any Houlihan Lokey materials, and states the materials were otherwise prepared for the exclusive use of the Special Committee. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Houlihan Lokey consents to the inclusion of such materials in this filing and unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We respectively advise the Staff that the Company has revised the disclosure on page 58 of the Revised Proxy Statement to include a statement that Houlihan Lokey has consented to the inclusion of the Discussion Materials in Exhibit (C)-(2) and Exhibit (C) – (3) in this filing and the Unaffiliated Security Holders may rely upon the information disclosed in the Discussion Materials.

*     *     *

If you have any questions regarding the foregoing or wish to discuss any aspect of the Amendment or the Revised Proxy Statement, please contact the undersigned by phone at +86 10 6535 5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang

Peter X. Huang

Enclosures

cc:

Mr. Robert Frank (Bob) Dodds, Jr.

Ms. Li (Lily) Dong

58.com Inc.

Mr. Jinbo Yao

Nihao China Corporation

Internet Opportunity Fund LP

Quantum Bloom Group Ltd

Quantum Bloom Company Ltd

Warburg Pincus China-Southeast Asia II (Cayman), L.P.

Warburg Pincus China-Southeast Asia II-E (Cayman), L.P.

WP China-Southeast Asia II Partners (Cayman), L.P.

Warburg Pincus China-Southeast Asia II Partners, L.P.

Warburg Pincus (Callisto) Global Growth (Cayman), L.P.

Warburg Pincus (Europa) Global Growth (Cayman), L.P.

Warburg Pincus Global Growth-B (Cayman), L.P.

Warburg Pincus Global Growth-E (Cayman), L.P.

WP Global Growth Partners (Cayman), L.P.

Warburg Pincus Global Growth Partners (Cayman), L.P.

Polarite Gem Holdings Group Ltd

General Atlantic Partners (Bermuda) IV, L.P.

General Atlantic Partners (Bermuda) III, L.P.

GAP Coinvestments CDA, L.P.

GAP Coinvestments V, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments III, LLC

General Atlantic LLC

GAP (Bermuda) Limited

General Atlantic GenPar (Bermuda), L.P.

General Atlantic Singapore Interholdco Ltd.

General Atlantic Singapore Fund Pte. Ltd.

General Atlantic Singapore 58 Pte. Ltd.

General Atlantic Singapore 58TP Pte. Ltd.

Mr. Nanyan Zheng

Mr. Tianyi Jiang

Ocean Link Partners II GP Limited

Ocean Link Partners II GP, L.P.

Ocean Link Partners II, L.P.

Ocean Magical Site Limited

Tencent Holdings Limited

Ohio River Investment Limited

THL E Limited

Huang River Investment Limited

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Gordon K. Davidson, Esq.

David K. Michaels, Esq.

Ken S. Myers, Esq.

Fenwick & West LLP

Weiheng Chen, Esq.

Jie Zhu, Esq.

Wilson Sonsini Goodrich & Rosati

Matthew W. Abbott, Esq.

Neil Goldman, Esq.

Judie Ng Shortell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Daniel Dusek, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis

Tim Gardner, Esq.

William Welty, Esq.

Weil, Gotshal & Manges LLP

Miranda So, Esq.

Davis Polk & Wardwell LLP